Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF AN INDIANA LIMITED LIABILITY COMPANY UNDER THE NAME OF "AWAYZONE, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "AWAYZONE, LLC" TO "AWAYZONE, INC.",FILED IN THIS OFFICE ON THE TWELFTH DAY OF JULY, A.D. 2018, AT 12:04 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6972297 8100F
SR# 20185629144

Authentication: 203056647
Date: 07-12-18

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

AwayZone, LLC, an Indiana limited liability company (the "Company"), desiring to convert to a Delaware corporation (the "Conversion") pursuant to Section 265 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), submits this Certificate of Conversion and certifies as follows:

1. The jurisdiction where the Company first formed is Indiana.

2. The jurisdiction immediately prior to filing this Certificate of Conversion is Indiana.

3. The date the Company first formed is October 30, 2017.

4. The name of the Company immediately prior to filing this Certificate of Conversion is AwayZone, LLC.

5. The name of the Company following the Conversion as set forth in its Certificate of Incorporation is AwayZone, Inc.

6. The Conversion shall be effective upon the filing of this Certificate of Conversion with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the sole member of the Company, has executed this Certificate of Conversion on the 3 day of July, 2018.

AWAYZONE, LLC



By: [signature]
LaToya J. Johnson, Sole Member

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 07/12/2018
FILED 12:04 PM 07/12/2018
SR 20185629144 - File Number 6972297

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AWAYZONE,

INC." FILED IN THIS OFFICE ON THE TWELFTH DAY OF JULY, A.D.

2018, AT 12:04 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO

THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6972297 8100F
SR# 20185629144

Authentication: 203056647
Date: 07-12-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 07/12/2018
FILED 12:04 PM 07/12/2018
SR 20185629144 - File Number 6972297

CERTIFICATE OF INCORPORATION
OF
AWAYZONE, INC.

- -

Pursuant to Section 102 of the
Delaware General Corporation Law

- -

The undersigned, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), does hereby certify as follows:

ARTICLE I
NAME

The exact name of the corporation is AwayZone, Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT

Section 2.01. **Registered Office**. The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street Corporation Trust Center, New Castle County, Wilmington, Delaware, 19801

Section 2.02. **Registered Agent.** The name of the Corporation's registered agent at the above address is The Corporation Trust Company

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation shall have all powers necessary or convenient to the conduct, promotion or attainment of such acts and activities.

ARTICLE IV
DURATION

The Corporation is to have perpetual existence.

ARTICLE V
CAPITAL STOCK

Section 5.01. **Classes of Stock**. The total number of shares of capital stock which the Corporation shall have authority to issue is One Million (1,000,000) shares, all of which shall be common stock, par value $0.001 per share ("Common Stock").

Section 5.02. **Consideration.** Shares may be issued for any consideration consistent with the DGCL, including tangible or intangible property or benefit to the Corporation, at such price and amount per share as may be determined by the Board of Directors of the Corporation (the "Board of Directors").

ARTICLE VI
COMMON STOCK

The Common Stock shall have all of the rights accorded to shares under the DGCL, including, but not limited to, voting rights and all rights to distribution of the net assets of the Corporation upon dissolution.

ARTICLE VII
AMENDMENT TO BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, adopt, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VIII
DIRECTORS

Section 8.01.   **Number.** The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

Section 8.02.   **Elections.** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 8.03.   **Meetings.** Meetings of stockholders may be held inside or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Section 8.04.   **Removal of Directors.** Except as otherwise set forth in the Bylaws of the Corporation or any stockholder or voting agreement then in effect, any director may be removed, with or without cause, only by the directors of the Corporation and only at a meeting of the directors called for the purpose of removing the director, the notice of which shall state that the purpose or one of the purposes of the meeting is to remove the director, and only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director, or pursuant to a written consent in lieu of a meeting of the directors. No director may be removed except as provided in this Section 8.04.

ARTICLE IX
INDEMNIFICATION

Section 9.01.   **Indemnification of Directors**. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages or breach of fiduciary duty as a director. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative (a "Proceeding"), by reason of the fact that he or she or his or her testator or intestate is or was a director of the Corporation or any subsidiary of the Corporation or any predecessor of the Corporation or any subsidiary of any predecessor of the Corporation, or serves or served at any other enterprise as director at the request of the Corporation or any predecessor to the Corporation, or acted at the direction of any such director against all expense, liability and loss actually and reasonably incurred or suffered by such person in connection therewith.

Section 9.02.   **Standard of Conduct of Directors.** Any indemnification under this <u>Article IX</u> (unless ordered by a court) shall be made by the Corporation upon a determination that indemnification of the director is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment).

Section 9.03.   **Payment of Expenses.** Expenses (including attorneys' fees) incurred by a director of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of the director to repay all amounts so advanced in the event that it shall ultimately be determined that such director is not entitled to be indemnified by the Corporation as authorized in this <u>Article IX</u>. The indemnification and advancement of expenses provided by this <u>Article IX</u> shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation. All rights to indemnification under this <u>Article IX</u> shall be deemed to be a contract between the Corporation and each director of the Corporation or any of its subsidiaries who serves or served in such capacity at any time while this <u>Article IX</u> is in effect.

Section 9.04.   **Directors Insurance.** The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director of the Corporation or any of its subsidiaries, or is or was serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this <u>Article IX</u>.

Section 9.05.   **Survival.** If this <u>Article IX</u> or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify or advance expenses to each person entitled to indemnification or advancement of expenses, as the case may be, as to all expense, liability and loss actually and reasonably incurred or suffered by such person and for which indemnification or advancement of expenses, as the case may be, is available to such person pursuant to this <u>Article IX</u> to the full extent permitted by any applicable portion of this <u>Article IX</u> that shall not have been invalidated and to the full extent permitted by applicable law. Neither any amendment nor repeal of this <u>Article IX</u>, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this <u>Article IX</u>, shall eliminate or reduce the effect of this <u>Article IX</u> in respect of any matter occurring, or any cause of action, suit or claim that, but for this <u>Article IX</u> would accrue or arise, prior to such amendment, repeal of adoption of an inconsistent provision.


ARTICLE X
AMENDMENT


Subject to the provisions of any shareholders agreement of the Corporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI
INCORPORATOR

The name and mailing address of the incorporator of the Corporation is as follows:

Name   Mailing Address

LaToya J. Johnson   5040 N. Kenwood Ave.
                                         Indianapolis, IN 46208

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator on this 3 day of July, 2018.

By: LaToya J. Johnson
LaToya J. Johnson, Incorporator